Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

April 24, 2013 Issue 10 New American Arriving Arrivals Arrivals def. Creating a Premier Global Carrier A joint merger communication for employees of the new American AMR Reports First Quarter Net Profit of $8 Million, Excluding Reorganization and Special Items On April 18, AMR Corporation, the parent company of American Airlines, reported its financial results for the first quarter of 2013. Thanks to all of its people’s hard work and commitment toward building the new American, the results were, well, great. American is also on track to see further savings from the restructuring process. To date, the company has completed the majority of its financial restructuring, including reducing debt, renegotiating aircraft leases and facilities agreements, replacing older aircraft, renegotiating supplier relationships and other important changes. “Thanks to the entire American team, we have made great progress in building the new American,” said American Airlines CEO, Tom Horton. “Looking forward, our pending merger with our partners at US Airways positions American to be the world’s leading airline.” Earnings Extravaganza 0 INSIDE Special Ops pg 2 Part of Your World pg 2 Culture club pg 3 The words pg 4 corp.comm@aa.com Send us your questions! corporate.communications@usairways.com We may have a few months before we expect the merger to close, but it’s a sign of great things to come that both American Airlines and US Airways are performing better than ever. This past week the two companies each reported excellent results for the first quarter of 2013. A breakdown of important numbers follows, and you can find more details about our results in our quarterly press releases available at aa.com and usairways.com. US Airways Reports First Quarter Profit On April 23, US Airways once again reported some very strong financial results, this time achieving record revenues and profits excluding special items. As with AMR, the company’s excellent performance was driven by the hard work and dedication of its terrific employees, who have helped the company reach new heights in both financial and operational performance. US Airways Group, Inc. Chairman and CEO Doug Parker stated, “We are extremely pleased to produce these record first quarter results. Our 32,000 hardworking team members continue to run a safe and reliable airline for our customers. These outstanding results are the product of their efforts and provide a solid foundation as we plan for combining with American Airlines. Looking forward, our integration planning work with American is going well and we continue to expect that the merger will close in the third quarter of this year.”

Special Ops: Our Terrific Operational Performance

American Airlines and US Airways share a commitment to operational excellence and meeting customers' needs – a commitment that will only grow stronger once we combine. In the first quarter of 2013, both companies continued their respective track records of strong operational performance and customer service.

American: Strong Operational Results in 1Q 2013

American ran a strong operation in the first quarter of 2013, achieving an on-time arrival rate of 80.8 percent. In the month of March, 81.8 percent of American's mainline flights arrived on time, American's best March performance since 2003. American's solid operational results for the quarter also included completing 98.4 percent of all scheduled flights.

US Airways: Continued Operational Leadership in 1Q 2013

US Airways employees delivered a strong operational performance for customers during the first quarter with 82.4 percent of flights arriving on time and 98.8 percent of scheduled flights operating. Employees pay special attention to ensure each flight departs on time (D0) every time. In 2012 US Airways led the Big Four network airlines in on-time departures with a D0 of 74 percent.

Part of Your World

The integration planning process is underway and we're already taking steps to prepare to bring the people of our two companies together, once the combination closes. Here are some recent examples of how our merger is engaging employees.

Jumping On Board!



Since we launched our reciprocal travel program on March 1, employees of both airlines have been sharing a lot of legroom onboard. In just a month's time, travel by American employees on US Airways and US Airways employees on American has more than doubled. Due to the program's discounted reciprocal rates, American Airlines and US Airways employees have been some of the first travelers to enjoy the advantages of our combined network.

Uniform Survey

The results are in! As we continue on our journey toward becoming the world's largest airline, we want to be sure we look the part! The survey about our new uniforms, which ended on April 18, had a tremendous response rate among employees of both airlines. Thanks to the nearly 24,000 of you who shared your opinions, the designers will be able to create functional uniforms that will make our people feel their best every day.


Participation Rates by Workgroup
582
3%
5,593
23%
7,912
33%
9,824
41%
Pilots
Flight Attendants
Airport Agents
Premium Services / Club Reps
Total Number of Responses: 23,911

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Culture club: Finance



Meet Tom Wilson, Manager, Corporate Finance, Operating Budgets (AA)

Years of employment with the airline: Almost seven years

Tell us a little bit about your job, and what you like best about your work. I work on coordinating the development of American's corporate budget, managing our monthly forecasting process and making sure that we're meeting our financial objectives.

What is the hardest part of your job? Telling people "no." Part of our job in operating budgets is to introduce some tension in the planning process. We see a lot of great ideas proposed, but we aren't always able to invest in all of them. There are times when we have to say no to some of these ideas in order to focus our resources in other areas.

What attracted you to American and the aviation industry? I was an aerospace engineering major as a college undergrad, so that was what initially exposed me to the industry. When I graduated though, I went down a different career path and took a job in consulting. It wasn't until I went back to school for my MBA that I rediscovered my interest in the airline industry and decided to pursue a career in it.

You've been involved in a lot of exciting projects at American. What was your proudest moment at the company? My proudest moment would be the final handshake that culminated three days of pretty intense negotiations with Japan Airlines in forming our joint business agreement. We went to Washington, D.C. and we flew in right before a blizzard hit. We were snowed in for those three days with basically no food, eating a lot of chips. You bond with the people you're around in those kinds of situations, and even though the negotiations were tense, when we reached agreement on the final issue, the handshakes and hugs that followed were genuine and very rewarding.

You're a numbers guy during the day, but what kinds of things do you like to do outside of work? I'm kind of a budding do-it-yourself-er. I like to think I'm capable of doing most projects around the house, but my wife isn't quite a believer yet. If I can get as far as knocking a hole in the wall she'll usually let me finish the job.



Meet Heather Garboden, Managing Director, Financial Analysis (US)

Years of service: Almost ten years of service. Heather joined America West in 2003.

Job description: My current position is Managing Director, Financial Analysis where I have responsibility for the Fleet and Labor Analysis groups. In the Fleet Analysis group, we are responsible for coordinating and analyzing long-term and short-term fleet planning decisions, as well as major projects related to our aircraft (for example, installing wi-fi on our fleet). In the Labor Analysis group, we provide strategic guidance and financial support for our 32,000 employees, which includes a lot of support throughout labor contract negotiations.

What do you like best about your job? I love the interesting projects that I get to work on and the people I work with. Working with both fleet and labor, I am able to participate in a wide variety of projects and meetings. Almost all of the work we do is project-based, which creates a lot of opportunity to learn about different topics and areas of the airline. I am also lucky enough to work with quite a few different departments in the company, from Legal and Labor Relations to Technical Operations and Engineering. Every day is something new and different!

What is the hardest part of your job? Because my job involves a lot of coordinating with other groups, sometimes it can be tough to get everyone on the same page and in agreement. Thankfully that usuallyhappens!

Hobbies and fun facts about Heather: Outside of work, I spend most of my time golfing – I reached the peak of my golf career last year when I shot three under par! Don't be fooled though, it is in no way a reflection of my actual golfing skills. I also enjoy playing cards (mainly poker), trying new restaurants and hanging out with my dog, Jack, and an annual vacation to Cabo!

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The words

Following is legal language, which we're required to print on each internal and external publication related to the merger.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "forecast" and other similar words These forward-looking statements are based on AMR's and US Airways' current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Stay in the Know

We'll continue sending you updates to keep you informed. In the meantime, please visit:

- **New Jetnet** (newjetnet.aa.com) or **Wings** (wings.usairways.com)
- **www.newAmericanarriving.com** – a website dedicated to the new American Airlines
- **Follow us** on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways)
- **Questions**: corp.comm@aa.com or corporate.communications@usairways.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation ("AMR") and US Airways Group, Inc. ("US Airways") will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways' website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR's website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Arrivals April 25, 2013 ISSUE 10

Editor: Liz Landau, liz.landau@usairways.com

PAST ISSUES AVAILABLE ON NEW JETNET AND WINGS

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